Filed by Agrium Inc. (Commission File No. 333-157966) Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: CF Industries Holdings, Inc.

Important Information

This communication does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.

Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.

Agrium, North, their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated April 3, 2009 relating to the annual general meeting of its shareholders held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this communication concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements and other information included in this communication constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” ( together, “forward-looking statements”). All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this communication as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

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Agrium Inc. published the following advertisement in the Wall Street Journal on June 18, 2009.

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Attention CF Industries Stockholders:

TIME IS RUNNING OUT

Agrium’s exchange offer to acquire all outstanding shares of CF Industries Holdings, Inc. for $40.00 in cash and one common share of Agrium for each CF share expires on June 22nd.

Agrium’s offer is currently worth $88.20* per CF share, representing a premium of 59 percent to CF’s closing price on February 24, 2009, the day before Agrium announced its initial proposal, and 74 percent to the 30-day volume weighted average price through that date.

Our offer is far superior to any alternative articulated by CF which “has had almost four months to either find a superior alternative transaction or to convince its shareholders that the Agrium bid is not in their best interests,” says RiskMetrics Group (ISS), the leading independent proxy advisory firm.

THIS IS YOUR LAST CHANCE TO

SEND A MESSAGE TO THE CF BOARD

Agrium is ready to meet immediately with CF and is prepared to execute a fully financed, binding merger agreement. Tendering your shares into Agrium’s exchange offer is the only way for you to send an unambiguous message to CF’s Board that you support this transaction with Agrium.

We have made our best and final offer – unless CF demonstrates new value. To be clear, we will walk and there will be no deal unless a compelling majority of shares is tendered.

RISKMETRICS (ISS) RECOMMENDS CF

STOCKHOLDERS TENDER THEIR SHARES

In its June 16th report, RiskMetrics recommends that CF stockholders tender their shares, noting that Agrium’s offer:

o	Represents a significant premium and is in line with precedent deal valuations.
o	Provides CF stockholders the opportunity to “participate in any cycle upside from the higher base provided by the offer premium.”
o	Values CF at higher trailing and forward multiples than CF’s offer values Terra.

Not surprisingly, RiskMetrics also expresses concerns about “the accountability of the CF board going forward” given the “extraordinary nature of the CF board’s ‘end run’ around its own shareholders” in its offer for Terra. HOLD CF ACCOUNTABLE:

TENDER TODAY — AGRIUM’S OFFER EXPIRES JUNE 22nd

For assistance in tendering your shares, please contact our information agent,

Georgeson Inc. at (866) 318-0506

Banks and brokers please call (212) 440-9800

This communication does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) filed by Agrium with the SEC on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the exchange offer documents referred to above. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE. In addition, certain statements and other information included in this communication, other than those relating to historical information or current condition, constitute forward-looking statements.

* Based on Agrium’s closing share price on June 15, 2009